Exhibit 99.3

FREQUENTLY ASKED QUESTIONS – from Intevac to employees

IMPORTANT: CODE OF CONDUCT

Please remember that until the close, we continue to operate as separate and independent companies and it remains critical that we continue to serve our customers with excellence as an independent company.

Q1 - What happened today?
a.
We announced that Intevac has entered into a definitive agreement to be acquired by Seagate. Additional details surrounding the agreement can be found in the press release announcing the transaction [link].

b.	The transaction is targeted to close in the late March or early April 2025 and is subject to customary closing conditions.
c.
Until the close of the transaction, Intevac and Seagate will remain separate, independent companies. That means we will continue to operate as an independent company and our priorities remain the same – serving our customers and executing against our strategic plan every day.

Q2 - Who is Seagate?
a.
Seagate is a leading innovator of mass-capacity data storage. They create breakthrough technology so you can confidently store your data and easily unlock its value. Founded over 45 years ago, Seagate has shipped over four billion terabytes of data capacity and offers a full portfolio of storage devices, systems, and services from edge to cloud.

Q3 - What does this transaction mean for the future of Intevac?
a.	When the transaction officially closes, Intevac will become part of Seagate.
b.	We are excited about our combination with Seagate. We will become part of a growing global business that is well positioned to serve customers around the world.
c.
We believe that this is a winning combination for Intevac, the industry, our customers and our people. By becoming part of Seagate, we expect to be able to accelerate innovation and the development of new products and serve more customers globally.

d.	In addition, in a larger organization with more scope and reach, we expect to create more opportunities for our people.

Q4 - Why is this happening now? What are the strategic benefits?
a.
This transaction is the culmination of the strategic review process originally announced in June 2023. As part of that process, our Board of Directors conducted a comprehensive review of this transaction and concluded that the offer from Seagate was in the best interest of Intevac and our shareholders.

b.
We believe that this is a winning combination for Intevac, the industry, our customers and our people. By becoming part of Seagate, we expect to be able to accelerate innovation and engineering capabilities.

c.	In addition, as part of a larger organization with more scope and reach, we expect to create more opportunities for our people.
d.
For our shareholders, the purchase price of $4.00 per share, together with the special dividend of $0.052 per share and the regular dividend of $0.05 per share, in aggregate represents a premium of approximately 21% to Intevac’s closing price of $3.38 per share on February 12, 2025, the last full trading day before the announcement.

Q5 - How will this transaction benefit Intevac shareholders?
Ultimately, this transaction will deliver an immediate cash premium to our shareholders and create exciting opportunities for our employees.

Q6 - Do I have to be an Intevac shareholder to receive the regular or special dividend?
Yes. The dividends are only paid to shareholders. If you do not own any shares of Intevac, you will not receive the dividends.

Q7 - I only have options, RSUs, and PRSUs. Will I receive the receive the regular or special dividend?

No. The dividends are only paid to shareholders. If you do not own any shares of Intevac, you will not receive the dividends.

However, payment of the special dividend may require an administrative adjustment to your options, RSUs and PRSUs to prevent a loss in value to you or an enlargement of your benefits under the awards. More information on any adjustments will be shared closer to closing.

Q8 - How does Intevac fit into Seagate’s strategy?

The acquisition of Intevac is a strategic fit for Seagate. Our expertise and skills are highly complementary and Intevac has been a trusted partner of Seagate’s for decades, supplying thin film deposition equipment for Seagate’s media production. With our manufacturing facility located near Seagate’s Singapore media operations, Seagate expects a seamless integration and strengthened collaboration between the engineering teams.

Q9 - How will this announcement change our product offerings, R&D, sales, and customer service?
Until the transaction closes, Intevac and Seagate remain separate, independent companies, so there will be no change to our product offerings or our approach to R&D, sales, or customer support.

Q10 - What does this transaction mean for Intevac’s customers and partners?

We believe that this is a winning combination for Intevac, the industry, our customers and our people. Until the transaction closes, Intevac and Seagate remain separate, independent companies. Seagate remains committed to serving all Intevac customers and will honor contractual commitments post-closing.

Q11 - Can I talk to my customer/supplier about how they work with Seagate?
a.
No. Until the transaction closes, Intevac and Seagate remain separate, independent companies. If anyone offers to share any insider information about Seagate, you must immediately stop the conversation.

b.	Sharing confidential information is not permitted and this announcement does not change that. We must all comply with these rules to avoid significant impacts to the transaction.

Q12 - Can I reach out to my counterpart at Seagate as a friendly gesture and just avoid any business discussion?
a.
Until the transaction closes, Intevac and Seagate remain separate, independent companies. With the exception of a very small group of people who are working directly on this transaction or integration plan, no one at Intevac should contact anyone about this transaction.

b.	Our day-to-day relationship with Seagate does not change as a result of this announcement until after the transaction closes.

Q13 – Are there specific guardrails of topics that can and cannot be discussed prior to close in integration planning?

Yes, there are legal limitations on what can be shared prior to close and our leaders have been briefed on these guidelines. We will provide additional information on the integration planning process when those details are available and ready to be shared.

Q14 - Why didn’t you tell us about the transaction ahead of time?
Due to SEC disclosure regulations, we could not disclose this before we had a signed agreement. We shared this information with you as soon as we could.

Q15 - When is the transaction expected to close? What can we expect in the interim?
a.
The transaction is targeted to close in late March or early April 2025 and is subject to customary closing conditions.

We will provide more information on the specific path to closing in the near future.

b.
Until the close of the transaction, Intevac and Seagate will remain separate, independent companies. At Intevac, our priorities remain the same – serving our customers and executing against our strategic plan every day. There are no changes to our roles, responsibilities, compensation, benefits, or other company policies at this time.

Q16 - What happens between now and close? Is there any change to our day-to-day responsibilities or our strategic plan?

Until the transaction closes, we will continue to operate as an independent company and our priorities remain the same – serving our customers and executing against our strategic plan every day.  There are no changes to our roles, responsibilities, compensation, or benefits at this time.

Q17 - What will happen to our leadership team? Will Nigel Hunton be joining Seagate? What will his role be? What about other leaders and managers?
a.
Until the transaction officially closes, few decisions can be made about our future structure or staffing at any level, but what we can say with confidence is that we believe this combination will lay the foundation for a very bright future.

b.	We believe Seagate is an excellent partner for Intevac and look forward to the next chapter of our journey with them.

Q18 - Will any of Intevac’s office locations be shut down?
a.	At this time, Seagate sees value in the existing operations and location of the sites, including those that are strategic to supporting customers.

Q19 - Will the transaction have any impact on our committed product roadmap?
a.	Until the transaction is closed, nothing will change, and Intevac and Seagate will operate separately and independently. We can’t speculate about plans for the product portfolio in the future.
b.	Intevac remains committed and focused on delivering on our roadmap and other customer commitments.

Q20 - Will the Intevac name/brand go away?
a.	It is still early days, and many decisions about the future are yet to be made, including this one.

Employment Questions

Q21- Will I become a Seagate employee? Will everyone move over to Seagate?

Once the transaction has closed, Intevac will become a wholly owned subsidiary of Seagate. Seagate greatly values all of Intevac’s employees and is committed to ensuring a smooth transition as part of the closing. Seagate will have more information to share as we get closer to closing. Thank you for your understanding and patience.

Q22 - How will this transaction affect Intevac’s culture and mission?
a.
From the perspective of culture and mission, Intevac and Seagate are closely aligned. Both companies have long respected one another in the market and one of the reasons they find this combination so compelling is the great cultural, intellectual, and personality fit between the two organizations.

b.	Our companies are dedicated to driving innovation, quality, and unmatched customer satisfaction and business success.

Q23 - How will this combination impact how we work together?
a.	We believe that our organizations are very well aligned in terms of culture, particularly in the areas of innovation, quality, and customer service.
b.	As a combined company, we will be able to accelerate innovation and the development of new products and serve more customers at a time where data storage is of increasing importance
c.	As part of a larger organization with more scope and reach, we expect there to be broader career opportunities for our people.

Q24 - Will there be layoffs?
a.
Seagate is looking to increase its scale and expertise with a goal of expanding its business opportunities and enhancing its technology. We will be far better positioned to serve customers in the rapidly evolving data storage space as part of a larger company with deeper resources and capabilities.

b.	Beyond that, it is too early to speculate about staffing until the transaction closes and integration begins.

Q25 - What will the new combined organization look like? How will we be organized?
a.	Until the transaction closes, Intevac and Seagate will continue to operate separately and independently.
b.	We are committed to communicating information with all our employees as it becomes available to share.

Q26 - I am currently hiring. Does this change our hiring plans?
a.	Until the transaction closes, Seagate and Intevac will operate as separate and independent companies, but the definitive agreement with Seagate sets certain limitations regarding hiring.
a. Seagate understands the importance of Intevac and may permit Intevac to hire certain key individuals.

Q27 - What will happen to our current compensation, bonus and benefits programs?
There are no changes to our compensation or benefits programs at this time. Until the transaction closes, we will continue to operate as usual.

Q28 - What will happen to the Employee Stock Purchase Plan (ESPP)?
a.	No new offering period will commence under the ESPP, and no individuals will be allowed to commence participation in the ESPP.
b.
With respect to any offering period currently in progress, you will not be permitted to increase the amount of your payroll deduction elections from those currently in effect, and in connection with the special dividend, we may make adjustments to outstanding purchase rights under the ESPP in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the ESPP.

c.	The ESPP will be terminated at the closing.

Q29 - What will happen to the Intevac 401(k) plan and other employee benefit plans?
a.	There are no changes to our employee benefit plans at this time. Until the transaction closes, we will continue to operate the business as usual.

Q30 – What will my compensation and benefits be at Seagate?
a.
Seagate will have more information to share on compensation and benefits as we get closer to closing.

Seagate greatly values all of Intevac’s employees and is committed to ensuring a smooth transition as part of the closing. It is generally expected that existing salary and benefits will continue for at least one year following the closing.  You can learn more at https://benefits.seagate.com/enrolling/benefits-overview.

Q31 - Can I post on social media about this transaction?
a.	You should feel free to repost news about the transaction from official Intevac and Seagate social channels, but please do not add additional comments.
b.	Beyond that, please do not discuss, comment on, or respond to discussions on social media regarding the transaction.

Q32 - How does this transaction affect my Intevac-sponsored visa/work permit?
a.	Until the transaction closes, we will continue to operate the business as usual. Our roles and responsibilities remain the same and there is no immediate impact on your immigration status.
b.	We will strive to ensure minimal to zero disruption in work authorization, as well as compliance with immigration regulations, but no final decisions can be made until the transaction closes.

Q33 - What do I do if I am contacted by a member of the media, an analyst, or a shareholder about the transaction? What happens if someone asks me about this transaction at an Intevac event?
a.
Only approved spokespeople are authorized to discuss this transaction publicly. If you receive any external inquiries or are approached about the transaction, please direct them immediately to Cameron McAulay (cmcaulay@Intevac.com).

b.	If you’re asked about the Seagate transaction at an event, please adhere to the below response and notify the communications team:
i. “Thanks for the question. I’m not in a position to comment on that. Please send your question to Cameron McAulay (cmcaulay@Intevac.com).”

Q34 - Who can I reach out to if I have additional questions?
a.
If your questions are not covered in this FAQ, you can submit questions to Cameron McAulay. We will continue to update and republish the FAQs based on new information we receive and common questions that come in.

Q35 - How will I receive additional information?
a.	We will continue to update and republish the FAQs.

FOR EMPLOYEE SHAREHOLDERS

Q36 - What is a tender offer? What are the next steps in this process? Should I tender my shares? How do I do that?
a.
A tender offer is an offer made by an entity directly to a company’s shareholders to purchase their stock. In this case, Seagate will make an offer to purchase all outstanding shares of Intevac common stock for $4.00 per share in cash. Separately, our regular dividend of $0.05 per share will be paid on March 13, 2025, to all shareholders as of the close of business on February 28, 2025. Finally, in connection with the closing, Intevac will pay all shareholders a special dividend of $0.052 per share.

b.	Shareholders are given the opportunity to “tender,” or sell their stock for a set price within a stated time limit.
c.
A tender offer must comply with the rules and regulations of the Securities and Exchange Commission, which include certain minimum offering periods, withdrawal rights, manner of publication and other requirements.

d.	Along with Intevac’s other shareholders, employee shareholders will separately receive information regarding the terms of the tender offer and instructions on how to tender their shares.
e.	Our Board of Directors recommends that all shareholders tender their shares in the offer.
f.
The closing of the tender offer is subject to certain limited and customary conditions, including the tender by Intevac shareholders of at least one share more than 50% of Intevac’s issued and outstanding shares.

Q37 - Can I sell my Intevac stock between today’s announcement and the close of the transaction?
Intevac employees should continue to follow our trading windows and refer to our Insider Trading Policy for guidance.

Q38 - What will happen to my time-based restricted stock units (RSUs)?

At the closing of the transaction, each of your outstanding RSUs will be canceled in exchange for the right to receive a cash amount equal to (x) the number of shares covered by the RSU immediately before the closing multiplied by (y) $4.00.  This cash amount will be paid (less any applicable withholding taxes and other deductions) promptly after the closing.

Q39 - What will happen to my performance-based restricted stock units (PRSUs)?

At or before the closing, each of your PRSUs will be treated according to the terms of your award agreement governing the PRSUs.  For outstanding PRSUs granted in 2022, you will receive consideration in respect of 25% of the “Number of RSUs Subject to Award” listed in the applicable award agreement.  For outstanding PRSUs granted in 2025, you will receive consideration in respect of the “Target RSUs” listed in the applicable award agreement.  Your outstanding and unvested PRSUs granted in 2023 and 2024 will be cancelled for no consideration.

Q40 - What will happen to my stock options?

At the closing of the transaction, each of your outstanding stock options that that has an exercise price per share that is less than $4.00 will fully vest and will be canceled in exchange for the right to receive a cash amount equal to (x) the number of shares covered by the option immediately before the closing multiplied by (y) an amount equal to $4.00 minus the exercise price per share of your option.  This cash amount will be paid (less any applicable withholding taxes and other deductions) promptly after the closing.

At the closing of the transaction, each of your outstanding options that has an exercise price per share of more than $4.00 will be canceled without the payment of any consideration.

Q41 - If I only have options, RSUs, and PRSUs. Will I receive the receive the regular or special dividend?

No. The dividends are only paid to shareholders. If you do not own any shares of Intevac, you will not receive the dividends.

However, payment of the special dividend may require an administrative adjustment to your options, RSUs and PRSUs to prevent a loss in value to you or an enlargement of your benefits under the awards. More information on any adjustments will be shared closer to closing.

Additional Information and Where to Find It

In connection with the proposed acquisition (the “Transaction”) of Intevac, Inc. (“Intevac”) by Seagate Technology Holdings plc (“Seagate”), Irvine Acquisition Holdings, Inc. (“Bidder”) will commence a tender offer for all of the outstanding shares of Intevac. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Intevac. It is also not a substitute for the tender offer materials that Bidder will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Bidder will file tender offer materials on Schedule TO with the SEC, and Intevac will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Under certain circumstances described in the definitive Transaction documents, Seagate may determine instead to terminate or withdraw the offer and effect the Transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a proxy statement for the solicitation of votes of Intevac stockholders to approve the merger. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND, IF APPLICABLE, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY SEAGATE, INTEVAC, OR BIDDER WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY INTEVAC’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER, OR IF APPLICABLE, VOTING ON THE TRANSACTION. A free copy of these materials will be available to Intevac’s stockholders by visiting Intevac’s website (https://ir.intevac.com). In addition, these materials (and all other documents filed by Seagate, Intevac, and Bidder with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC.

If the tender offer is terminated and the Transaction is to be effected by merger only, in which case, the approval of Intevac stockholders must be obtained, Seagate, Intevac and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Intevac’s stockholders in connection with the Transaction. Information regarding Seagate’s directors and executive officers is available in its most recent proxy statement that was filed with the SEC (and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1137789/000113778924000085/stx-20240903.htm).  Information regarding Intevac’s directors and executive officers is available in its most recent proxy statement that was filed with the SEC (and is available at https://www.sec.gov/Archives/edgar/data/1001902/000119312524091334/d719495ddef14a.htm). Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the Transaction.

Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially.

Statements in this communication regarding Intevac and Seagate that are forward-looking may include statements regarding: (i) the Transaction; (ii) the anticipated occurrence, manner and timing of the proposed tender offer, (iii) the expected timing of the closing of the Transaction; (iv) considerations taken into account in approving and entering into the Transaction; (v) the anticipated benefits to, or impact of, the Transaction on Intevac’s and Seagate’s respective businesses; and (vi) expectations for Intevac and Seagate following the closing of the Transaction. There can be no assurance that the Transaction will be consummated.

Actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “propose,” “provide,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include:  (i) the possibility that the conditions to the closing of the Transaction are not satisfied or waived; (ii) uncertainties as to how many of Intevac’s stockholders will tender their stock; (iii) the possibility that competing offers will be made; (iv) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (v) possible disruption related to the Transaction to Intevac’s and Seagate’s current plans, operations and business relationships, including through the loss of customers and employees; (vi) the amount of the costs, fees, expenses and other charges incurred by Intevac and Seagate related to the Transaction; (vii) the risk that Intevac’s or Seagate’s stock price may fluctuate during the pendency of the Transaction; (viii) the diversion of Intevac’s or Seagate’s respective management’s time and attention from ongoing business operations and opportunities; (ix) the response of competitors and other market participants to the Transaction; (x) potential litigation relating to the Transaction; (xi) uncertainty as to timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (xii) and the impact of global macroeconomic conditions and supply chain challenges on Intevac’s or Seagate’s respective businesses.

A more complete description of these and other material risks can be found in the periodic reports that Intevac and Seagate have filed and will file with the SEC, including their Quarterly Reports on Form 10-Q for the quarterly period ended December 27, 2024 and September 28, 2024 for Seagate and Intevac respectively, and their Annual Reports on Forms 10-K for the fiscal year ended June 28, 2024 and December 30, 2023 for Seagate and Intevac respectively, as well as the Schedule TO and related tender offer documents to be filed by Seagate and its acquisition subsidiary, Bidder, the Schedule 14D-9 to be filed by Intevac, and, if applicable, the proxy statement referenced above. All forward-looking statements in this communication are based on information available to Intevac and Seagate as of the date of this communication, and, except as required by law, neither Intevac nor Seagate assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.